Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



**Exemption pursuant to Rule 12g3-2(b)** **82-4567**



**Submission of:** **Other information**



05006958



Lima, Marzo 28, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA



Estimados señores:

Objeto de la presente es informarles que en la Junta General Obligatoria Anual de Accionistas celebrada el día de ayer 22 de marzo del 2005, se trataron los siguientes temas :

1.- Se aprobaron los Estados Financieros y Memoria correspondiente al año 2004. Adjuntamos la versión final de la Memoria que fuera aprobada el día de ayer.

2.- Se aprobó distribuir un dividendo en efectivo de S/. 11'990,000.00 equivalente al 5% del valor nominal de las acciones en circulación, correspondiendo S/. 0.055 por acción. Se acordó que este dividendo se abonará en una sola oportunidad, dentro de los próximos 60 días, en fecha que determine el Directorio.

3.- Se aprobó la capitalización de las siguientes cuentas, según los importes que se detallan a continuación:

| | |
|---|---|
| a. Ajuste por Reexpresión de Capital | S/. 11'750,200.00 |
| b. Utilidades de libre disposición | S/. 13'068,641.00 |
| c. Capitalización parcial del excedente de revaluación | S/. 1'559,159.00 |
| | S/. 26'378,000.00 |

dlw 4/4

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



Con la capitalización, el capital social actual de S/. 239'800,000.00 se incrementará a la suma de S/ 266'178,000.00 , representado por 241'980,000 acciones de un valor nominal de S/. 1.10 cada una. En consecuencia, se emitirán 23'980,000 acciones, es decir un incremento de 11% en el número de acciones emitidas.

4.- Se aprobó modificar el artículo 5° del Estatuto Social referente al capital social, estableciéndose que el nuevo capital social será de S/. 266'178,000.00 , representado por 241'980,000 acciones de un valor nominal de S/. 1.10 cada una.

5.- Se aprobó modificar los siguientes artículos de los Estatutos:

Artículo 24° .- Se permite que cualquier persona represente a un accionista en la Junta.

Decía: "Los accionistas que tengan derecho a concurrir a la Junta General pueden hacerse representar por otro accionista o por el Banco custodio de sus acciones, de ser el caso. La representación debe conferirse por escrito y con carácter especial para cada Junta, salvo tratándose de poderes otorgados por escritura pública, debiendo registrarse los poderes con una anticipación no menor de 24 horas a la hora fijada para la celebración de la Junta.

Texto aprobado por la Junta " Los accionistas que tengan derecho a concurrir a la Junta General pueden hacerse representar por otro accionista, por el Banco custodio de sus acciones opor cualquier otra persona. La representación debe conferirse por escrito con carácter especial para cada Junta, salvo tratándose de poderes otorgados por escritura pública, debiendo registrarse los poderes con una anticipación no menor de 24 horas a la hora fijadapara la celebración de la Junta."

Artículo 31°.- Se elimina la exigencia que un director deba ser propietario de 1,000 acciones.

Decía: " El Directorio se compondrá de no menos de ocho ni más de doce miembros. La Junta determinará el número de directores a elegirse previamente a la elección.
Para ser Director se requiere se propietario de un mínimo de mil acciones emitidas por la Sociedad y no tener cargo o vinculación con empresas competidoras, a juicio del directorio."

Texto aprobado por la Junta.- " El Directorio se compondrá de no menos de ocho ni
Más de doce miembros. La Junta determinará el número de directores a elegirse previa-

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



mente a la elección. No podrá ser director quien tenga cargo o vinculación con empresas competidoras, a consideración del directorio."

Artículo 33°.- Se elimina la exigencia que el Director interino deba ser propietario de 25 acciones.

Decía: " La vacancia del cargo de director se produce por muerte, renuncia, impedimento permanente, remoción por la Junta General de Accionistas, por ausencia no autorizada por el Directorio por un plazo superior a seis meses o cualquier otro impedimento así calificado por el voto unánime de los demás Directores.
Salvo por el caso de remoción por la Junta General de Accionistas en el que la misma Junta deberá cubrir la vacante, el Directorio resolverá sobre las demás causales de vacancia y podrá cubrir la vacante producida, designado a un Director Interino, quien deberá ser propietario de no menos de 25 acciones emitidas por la Sociedad y quien ejercerá el cargo hasta completar el período del Director que ha vacado."

Texto aprobado por la Junta.- " La vacancia del cargo de director se produce por muerte, renuncia, impedimento permanente, remoción por la Junta General de Accionistas, por ausencia no autorizada por el Directorio por un plazo superior a seis meses o cualquier otro impedimento así calificado por el voto unánime de los demás Directores.
Salvo por el caso de remoción por la Junta General de Accionistas en el que la misma Junta deberá cubrir la vacante, el Directorio resolverá sobre las demás causales de vacancia y podrá cubrir la vacante producida, designando a un Director interino, quien ejercerá el cargo hasta completar el período del Director que ha vacado."

Artículo 40° .- Se incorporó un nuevo literal a este artículo, cuyo texto es el siguiente:

> " Regular y supervisar el manejo de la información confidencial, dando cumplimiento a las obligaciones que le impone a la Sociedad la inscripción de valores en el Registro Público del Mercado de Valores."

6.- Se aprobó el nombramiento del nuevo Directorio para el período 2005-2008, el cual estará conformado por las siguiente personas:

1.- Sr. Carlos Ferreyros Aspíllaga
2.- Sr. Eduardo Montero Aramburú
3.- Sr. Juan Manuel Peña Roca

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe



4.- Sr. Andrés Von Wedemeyer Knigge
5.- Sr. Oscar Espinosa Bedoya
6.- Sr. Aldo Defilippi Traverso
7.- Sr. Hernán Barreto Boggio
8.- Sr. Juan Prado Bustamante

7.- En relación al nombramiento de Auditores Externos, se aprobó que dicha facultad se delegue al Directorio, así como la determinación del monto de los honorarios.

8.- La Junta aprobó la incorporación del patrimonio escindido de Motorindustria S.A. y el Proyecto de Escisión presentado por el Directorio de acuerdo a lo establecido en el artículo 376° de la Ley General de Sociedades. Así mismo, delegó en el Directorio la facultad de establecer la fecha en que entrará en vigencia la escisión.

Sin otro particular, quedamos de ustedes

Atentamente

Patricia Gastelumendi Lukis
Gerente División Finanzas